UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number:	Date examination completed:
	814-00149	November 15, 2004

2.	State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
WV	WI	WY	Puerto Rico
Other (specify):

3.	Exact name of investment company as specified in registration statement:
American Capital Strategies, Ltd.

4.	Address of principal executive office (number, street, city, state, zip code):
2 Bethesda Metro Center 14th Floor Bethesda, MD 20814

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of American Capital Strategies, Ltd. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of November 15, 2004. This is the initial Form N-17f-2 filed by the Company.

Based on this evaluation, we assert that the Company was in material compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 15, 2004 with respect to securities reflected in the investment account of the Company.

.

American Capital Strategies, Ltd

By:	/s/ John R. Erickson
John R. Erickson Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

American Capital Strategies, Ltd.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that American Capital Strategies, Ltd. (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of November 15, 2004. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 15, 2004:

•	Confirmation of all securities held by Riggs & Co in Riverdale, Maryland and Wells Fargo, MN N.A. in Minneapolis, Minnesota, without prior notice to management;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents; and

•	Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that the Company complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of November 15, 2004, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

The Company has not previously filed a management assertion report related to compliance with rule 17f-2 under the Act and was not in compliance with certain custodial requirements of rule 17f-2 subsections (b) and (c) or the reporting requirements of rule 17f-2 subsection (f) as of August 26, 2004 (the date of our prior security count). As a result, we were unable to complete certain procedures as of August 26, 2004 and with respect to the agreement of security purchases and sales from the books and records of the Company to confirmations for the period from August 26, 2004 to November 15, 2004.

This report is intended solely for the information and use of management and the Board of Directors of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

McLean, Virginia

March 11, 2005